10028337

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44516

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oriental Financial Services, Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Prof. Office Park VI 997 San Roberto St.
(No. and Street)

San Juan (City) PR (State) 00926 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick J. Dunn 787-474-1993
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMJ, LLP.
(Name – *if individual, state last, first, middle name*)

American International Plaza
250 Munoz Rivera Ave., Suite 1100 (Address) San Juan, (City) PR (State) 00018 (Zip Code)

SEC Mail
Mail Processing
Section
MAR 01 2010
Washington, DC
106

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Patrick J. Dunn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oriental Financial Services, Corp., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SVP- PRINCIPAL

Title

Affidavit No. 5,949

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm

The Board of Directors
Oriental Financial Services Corp.:

We have audited the accompanying statements of financial condition of Oriental Financial Services Corp. (the Company) (a wholly owned subsidiary of Oriental Financial Group Inc.) as of December 31, 2009 and 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oriental Financial Services Corp. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 25, 2010

Stamp No. 2446605 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Statements of Financial Condition

December 31, 2009 and 2008

Assets		**2009**	**2008**
Cash and cash equivalents	$	1,788,614	2,728,230
Deposit with clearing organization		50,000	50,000
Receivables from broker-dealers and other		158,412	219,836
Securities owned – at fair value		523,353	256,321
Prepaid expenses and other assets, including prepaid income tax of $158,263 and $157,564 in 2009 and 2008, respectively		810,698	222,170
Due from affiliates		51,688	204,950
Total	$	3,382,765	3,681,507
Liabilities and Stockholder's Equity			
Liabilities:			
Accounts payable and accrued expenses	$	460,138	438,411
Total liabilities		460,138	438,411
Stockholder's equity:			
Common stock, $1 par value. Authorized, issued, and outstanding 1,000 shares		1,000	1,000
Additional paid-in capital		4,739,861	4,739,861
Accumulated deficit		(1,818,234)	(1,497,765)
Total stockholder's equity		2,922,627	3,243,096
Commitments and contingencies			
Total	$	3,382,765	3,681,507

See accompanying notes to financial statements.

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Statements of Operations

Years ended December 31, 2009 and 2008

		2009	2008
Revenues:			
Commissions	$	5,346,028	5,595,264
Interest and dividends		46,662	96,928
Investment banking		39,529	906,615
Other income (loss)		3,897	(12,262)
Total revenues		5,436,116	6,586,545
Expenses:			
Employee compensation and benefits		2,931,331	3,032,683
Management and service fees, including fee to affiliate of $911,760 and $1,767,073 in 2009 and 2008, respectively		997,768	2,101,938
Communications		130,892	141,770
Clearing broker fees		345,572	327,820
Advertising and promotion		156,918	233,835
Occupancy and equipment		390,925	398,812
Professional services		188,374	177,106
Taxes other than payroll and income taxes		92,386	104,126
Other		522,419	441,245
Total expenses		5,756,585	6,959,335
Loss before income taxes		(320,469)	(372,790)
Income taxes		—	—
Net loss	$	(320,469)	(372,790)

See accompanying notes to financial statements.

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Statements of Changes in Stockholder's Equity

Years ended December 31, 2009 and 2008

		Common stock	Additional paid-in capital	Accumulated deficit	Total
Balance at December 31, 2007	$	1,000	4,739,861	(1,124,975)	3,615,886
Net loss		—	—	(372,790)	(372,790)
Balance at December 31, 2008		1,000	4,739,861	(1,497,765)	3,243,096
Net loss		—	—	(320,469)	(320,469)
Balance at December 31, 2009	$	1,000	4,739,861	(1,818,234)	2,922,627

See accompanying notes to financial statements.

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Statements of Cash Flows

Years ended December 31, 2009 and 2008

		2009	2008
Cash flows from operating activities:			
Net loss	$	(320,469)	(372,790)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization		—	5,759
Changes in operating assets and liabilities:			
Receivables from broker-dealers and other		61,424	24,645
Securities owned – net		(267,032)	865,558
Prepaid expenses and other assets		(588,528)	71,790
Due from affiliates		153,262	(197,965)
Accounts payable and accrued expenses		21,727	347,024
Due to affiliates		—	(150,190)
Net cash provided by (used in) operating activities		(939,616)	593,831
Cash and cash equivalents – beginning of year		2,728,230	2,134,399
Cash and cash equivalents – end of year	$	1,788,614	2,728,230
Supplemental disclosure of cash flow information:			
Cash paid during the year for income taxes	$	699	7,479

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

Organization and Description of Business

Oriental Financial Services Corp. (the Company) is a wholly owned subsidiary of Oriental Financial Group Inc. (the Group) and is incorporated under the laws of the Commonwealth of Puerto Rico. The Company is engaged in brokerage, underwriter syndicate and offerings, and investment advisory services in Puerto Rico and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation. The Company is approved as a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and does not carry customer accounts; accordingly, it is exempt from the Customer Protection Rule (Securities and Exchange Commission (SEC) Rule 15c3-3) pursuant to Provision K(2)(ii) of such rule.

The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles (GAAP). The following is a summary of the Company's most significant accounting policies:

(a) Basis of Presentation

The financial statements of the Company are prepared for the purpose of complying with statutory requirements of the Commonwealth of Puerto Rico, the SEC, and the FINRA.

(b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies in the statements of financial condition and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statements of financial condition.

Securities owned are carried at fair value and the changes in fair value are included as income (loss) for the reporting period.

(d) Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis using estimated useful lives, which range from three to ten years.

(e) ***Commissions***

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

(f) ***Investment Banking Revenue***

Investment banking revenue includes gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenue also includes fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

(g) ***Other Income and Expenses***

Other income and expenses are accounted for on the accrual basis.

(h) ***Accounting for Transfers of Financial Assets and Extinguishments of Liabilities***

The Company recognizes the financial assets it controls and the liabilities it has incurred. At the same time, it derecognizes financial assets when control has been surrendered and liabilities when they are extinguished.

(i) ***Income Taxes***

The Company follows an asset and liability approach to the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred income tax assets and liabilities are determined for differences between financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future. The computation is based on enacted laws and rates applicable to periods in which temporary differences will be recovered or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

(j) ***Cash Equivalents***

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days, that are not held for sale in the ordinary course of business. Cash equivalents include money market investments amounting to $1,788,614 and $2,728,230 as of December 31, 2009 and 2008, respectively.

(k) ***Concentrations of Credit Risk***

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on

the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(l) Fair Value Measurements

On January 1, 2008, the Company adopted the provisions of FASB Statement No. 157 (Statement 157), Fair Value Measurements, included in ASC Topic 820, *Fair Value Measurements and Disclosures*, for fair value measurements of financial assets and liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. ASC Topic 820 (Statement 157) defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 (Statement 157) also establishes a framework for measuring fair value and expands disclosures about fair value measurements (note 2).

(m) Recently Issued Accounting Pronouncements

The FASB issued ASU 2009-16, Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets (FASB Statement No. 166, Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140) in December 2009. ASU 2009-16 removes the concept of a qualifying special-purpose entity ("QSPE") from ASC Topic 860, Transfers and Servicing, and the exception from applying ASC 810-10 to QSPEs, thereby requiring transferors of financial assets to evaluate whether to consolidate transferees that previously were considered QSPEs. Transferor-imposed constraints on transferees whose sole purpose is to engage in securitization or asset-backed financing activities are evaluated in the same manner under the provisions of the ASU as transferor-imposed constraints on QSPEs were evaluated under the provisions of Topic 860 prior to the effective date of the ASU when determining whether a transfer of financial assets qualifies for sale accounting. The ASU also clarifies the Topic 860 sale-accounting criteria pertaining to legal isolation and effective control and creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale. The ASU is effective for periods beginning after December 15, 2009, and may not be early adopted. The Company expects that the adoption of ASU 2009-16 will not have a material impact on its consolidated financial statements.

The FASB issued ASU 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R)) in December 2009. ASU 2009-17, which amends the Variable Interest Entity ("VIE") Subsections of ASC Subtopic 810-10, Consolidation – Overall, revises the test for determining the primary beneficiary of a VIE from a primarily quantitative risks and rewards calculation based on the VIE's expected losses and expected residual returns to a primarily qualitative analysis based on identifying the party or related-party group (if any) with (a) the power to direct the activities that most significantly impact the VIE's economic performance and (b) the obligation to absorb losses of, or the right to receive benefits from, the VIE that could potentially be significant to the VIE. The ASU requires kick-out rights and participating rights to be ignored in evaluating whether a variable interest holder meets the power criterion unless those rights are unilaterally exercisable by a single party or related party group. The ASU also revises the criteria for determining whether fees paid by an entity to a decision maker or another service provider are a variable interest in the entity and revises the Topic 810 scope characteristic that identifies an entity

as a VIE if the equity-at-risk investors as a group do not have the right to control the entity through their equity interests to address the impact of kick-out rights and participating rights on the analysis. Finally, the ASU adds a new requirement to reconsider whether an entity is a VIE if the holders of the equity investment at risk as a group lose the power, through the rights of those interests, to direct the activities that most significantly impact the VIE's economic performance, and requires a company to reassess on an ongoing basis whether it is deemed to be the primary beneficiary of a VIE. ASU 2009-17 is effective for periods beginning after December 15, 2009 and may not be early adopted. The Company expects that the adoption of ASU 2009-17 will not have a material impact on its consolidated financial statements.

(2) Securities Owned

The following table sets forth the Company's securities owned recorded at fair value as of December 31, 2009 and 2008:

		2009	2008
Government National Mortgage Association Certificates	$	—	182,607
Puerto Rico government securities		364,368	34,848
Other equity securities		158,985	38,866
Total	$	523,353	256,321

ASC Subtopic 820 (Statement 157) defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC Subtopic 820 (Statement 157), are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's assets measured at fair value on a recurring basis at December 31, 2009:

		Level 1	Level 2	Level 3
Puerto Rico government securities	$	—	364,368	—
Other equity securities		—	158,985	—
	$	—	523,353	—

(3) Clearing Agreement

The Company has entered into a clearing agreement (the Agreement) with National Financial Services Corp. (NFSC). NFSC is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the SEC. Under the terms of the Agreement, NFSC clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. The Agreement states that the Company will assume customer obligations if a customer of the Company defaults.

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-l also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009 and 2008, the Company had net capital of $1,935,312 and $2,698,214, respectively, which was $1,685,312 in 2009 and $2,448,214 in 2008 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness of net capital was for 2009 and 2008, 0.24 to 1 and 0.16 to 1, respectively.

(5) Transactions with Affiliated Companies

The Company receives technical, operational, and consulting services from Oriental Bank & Trust, for which it is charged a management and service fee. For the years ended December 31, 2009 and 2008, the Company was charged $911,760 and $1,767,073, respectively, by its affiliate for these services.

(6) Income Taxes

The Company is subject to Puerto Rico income tax at rates ranging from 20% to 40.95%. No taxable income was reflected in 2009 or 2008. The deferred tax asset resulting from the net operating loss carryforward generated in prior years has been totally offset by a valuation allowance, given that it is more likely than not that such benefit will not be realized. At December 31, 2009 and 2008, the Company has net operating loss carryforwards for income tax purposes of approximately $3,400,000 and $2,900,000, respectively, which are available to offset future taxable income, if any, through 2014.

(7) Contingencies

In the normal course of business, the Company executes, settles, and finances customer, correspondent, and proprietary securities transactions. These activities may expose the Company to off-balance-sheet risk

arising from the potential that the customer or counterparty may fail to satisfy its obligations and the collateral will be insufficient. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to customers and counterparties.

The Company is involved in various claims and legal actions arising in the ordinary course of business. It is management's opinion that the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

(8) Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through February 25, 2010, the date at which the financial statements were available to be issued, and determined there are no other items to disclose.

Schedule I

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Computation of Net Capital Pursuant to Rule 15c3-1

Under the Securities Exchange Act of 1934

December 31, 2009

Computation of Net Capital

Total stockholder's equity from statement of financial condition	$	2,922,627
Deduct stockholder's equity not allowable for net capital		—
Total stockholder's equity qualified for net capital		2,922,627
Add other deductions or allowable credits		—
Total capital and allowable subordinated liabilities		2,922,627
Deductions and/or charges:		
Total nonallowable assets		893,362
Capital charges for spot and commodity futures		—
Other deductions and/or charges		20,000
		(913,362)
Other additions and/or allowable credits		—
Net capital before haircuts on securities positions		2,009,265
Haircuts on securities:		
Contractual commitments		—
Subordinated debt		—
Exempt investment securities		17,934
Debt securities		56,019
Other securities		—
Undue concentration		—
Other		—
		(73,953)
Net capital	$	1,935,312

Computation of Basic Net Capital Requirement

Minimum net capital required (based on aggregate indebtedness) (15 to 1 ratio)	$	30,676
Minimum dollar requirement		250,000
Net capital requirement (greater of two amounts above)		250,000
Net capital		1,935,312
Excess net capital		1,685,312
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		1,889,299

Note: No material difference exists between the audited Computation of Net Capital and the corresponding schedules in the Company's unaudited December 31, 2009, Form X-17A-5, Part II-A filing.

Schedule I

ORIENTAL FINANCIAL SERVICES CORP.

(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Computation of Net Capital Pursuant to Rule 15c3-1

Under the Securities Exchange Act of 1934

December 31, 2009

Computation of Aggregate Indebtedness

Aggregate indebtedness from statement of financial condition	$	460,138
Add:		
Draft for immediate credit		—
Market value of securities borrowed where no equivalent is paid or credited		—
Other		—
Total aggregate indebtedness	$	460,138
Ratio – aggregate indebtedness to net capital		0.24 to 1

Schedule of Nonallowable Assets

Receivables from broker-dealers and other	$	82,664
Prepaid expenses and other assets		810,698
Total nonallowable assets	$	893,362

See accompanying report of independent registered public accounting firm.

Schedule II

ORIENTAL FINANCIAL SERVICES CORP.

(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934

Years ended December 31, 2009 and 2008

The Company has entered into a clearing agreement (the Agreement) with National Financial Services Corp. (NFSC). Under the terms of the Agreement, NFSC clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. In management's opinion, the Company has complied with the exemptive provisions under Rule 15c3-3 for the years ended December 31, 2009 and 2008.

See accompanying report of independent registered public accounting firm.

Schedule III

ORIENTAL FINANCIAL SERVICES CORP.

(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Years ended December 31, 2009 and 2008

There were no liabilities subordinated to claims of general creditors during the years ended December 31, 2009 and 2008.

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm

The Board of Directors
Oriental Financial Services Corp.:

In planning and performing our audit of the financial statements and supplementary schedules of Oriental Financial Services Corp. (the Company) (a wholly owned subsidiary of Oriental Financial Group Inc.), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 and 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2010

Stamp No. 2446606 of the Puerto Rico
Society of Certified Public Accounts
was affixed to the record copy of this report.

KPMG

KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Independent Registered Public Accounting Firm Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of Oriental Financial Services Corp.
San Juan, Puerto Rico

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Oriental Financial Services Corp. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for their compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

License No. 21
Expires December 1, 2010

February 26, 2010

2446608



$5.00
SELLO
$5.00

KPMG

ORIENTAL FINANCIAL SERVICES CORP.

(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Financial Statements and Supplemental Schedules

December 31, 2009 and 2008

(With Report of Independent Registered Public Accounting Firm and Supplemental Report on Internal Controls Thereon)